June 22, 2016

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-0404

Re:	Big 5 Sporting Goods Corporation

Form 10-K for the Fiscal Year Ended January 3, 2016

Filed March 2, 2016

Form 10-Q for the Fiscal Quarter Ended April 3, 2016

Filed May 4, 2016

File No. 000-49850

Dear Mr. Allegretto:

In reference to your comment letter of June 9, 2016 and with respect to your review of the Annual Report on Form 10-K for the year ended January 3, 2016 and Form 10-Q for the fiscal quarter ended April 3, 2016 of Big 5 Sporting Goods Corporation (“we”, “our” or the “Company”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter. For ease of reference, we have repeated the Staff’s comments and included our response for each item directly below.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.

Your aggregate gross margin percentage for fiscal 2015 decreased 50 basis points from the prior year relative to sales. Please show us how your discussion of basis point fluctuations for merchandise margins, store occupancy expense and distribution expense for 2015 relate to cost of sales as a percentage of sales. In this regard we note a 160 basis point decline in gross margin over the 3-year period, please indicate whether this is a known trend that you reasonably expect to have an impact on continuing operations pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Company Response: We acknowledge the Staff’s comment and clarify with the Staff that the decrease in our aggregate gross margin percentage of 50 basis points to 31.6% in fiscal 2015 from 32.1% in fiscal 2014 reflected a year-over-year unfavorable reduction in merchandise margins of 10 basis points as a percentage of sales, an unfavorable increase in store occupancy expense of 10 basis points as a percentage of sales and an unfavorable increase in distribution expense of 17 basis points as a percentage of sales. We will use similar disclosure in future filings in an effort to add clarity to our discussion of changes in gross margin.

In response to the Staff’s question as to whether the approximate 160 basis point decline in gross margin over the 3-year period ending in fiscal 2015 represents a known trend that we reasonably expect to have an impact on continuing operations pursuant to Item 303(a)(3)(ii) of Regulation S-K, we do not believe so for the following reasons. The largest factors impacting our gross margin are our sales levels and merchandise margins as a percentage of sales. Both of these factors are influenced by overall consumer demand, competitive conditions in our markets and, because of the outdoor nature of our sporting goods product, weather patterns. Our sales and merchandise margins as a percentage of sales have fluctuated both higher and lower year over year on a quarterly basis during the 3-year period ending fiscal 2015. Additionally, our sales levels also impact our store occupancy expense and distribution expense as a percentage of sales, which affects our gross margin. Because of the general unpredictability of consumer demand, competition and weather, we do not believe these changes in gross margin amount to or reflect a known trend that can be expected to have an impact on continuing operations.

2.

On page 28, you indicate merchandise margins decreased 10 basis points from fiscal 2014 yet there is no reason provided for the decrease. Please ensure future discussions of items comprising gross margin quantifies the amount and the reasons(s) for fluctuations from the prior year.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that, in future filings, we will ensure that our future discussion of items comprising gross margin quantifies the amount and the reason for material fluctuations from the prior year.

3.

We note your discussion and quantification of the minimum wage increase in the March 1, 2016 earnings call. We also note your disclosure on page 28 that “legislated minimum wage increases” were one of the factors cited for the selling and administrative expense increase for fiscal 2015. To the extent such wage increases are not fully reflected in the periods discussed, please disclose and quantify the amount of such increases and indicate whether such legislated increases represent a known event. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that the increase resulting from “legislated minimum wage increases” represented approximately $800,000 of the $8.1 million higher labor and employee benefit-related expense in fiscal 2015 compared to fiscal 2014. The year-over-year increase above primarily reflects the application of California’s legislated minimum wage rate increase in the full fiscal 2015 year compared to only the last two quarters in fiscal 2014. California had previously enacted a minimum wage rate increase from $8.00 to $10.00 per hour, which was rolled out in two separate increments with the first increase of $1.00 per hour effective in July 2014 and the second increase of $1.00 per hour effective in January 2016. In addition, on March 31, 2016, California approved an additional $5.00 per hour increase in the state’s minimum wage rate, from $10.00 to $15.00 per hour. This increase will be rolled out in annual increments through fiscal 2022 with annual increases of $0.50 per hour effective in fiscal 2017 and fiscal 2018, and $1.00 per hour effective in fiscal 2019 through fiscal 2022. These recently-approved legislated minimum wage rate increases raising the minimum wage rate from $10.00 to $15.00 per hour qualify as a known trend in accordance with Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350. Because over fifty percent of our operations are located in California, in future filings, we will disclose the nature and impact of these minimum wage rate increases on current period operating results as well as disclose future California minimum wage rate increases based on past legislation. To the extent minimum wage rate increases in other jurisdictions materially impact our results or expected future trends, we will include similar disclosures.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.

You disclose shipping and handling fees are included in net sales but it is unclear how shipping and handling costs are classified based on your “Cost of Sales” and “Selling and Administrative Expense” policy disclosures. Please tell us how you evaluated ASC 605-45-50-2 for shipping and handling costs.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that we evaluated ASC 605-45-50-2 for shipping and handling costs for e-commerce, which states that “the classification of shipping and handling costs is an accounting policy decision that shall be disclosed pursuant to Topic 235. An entity may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), an entity shall disclose both the amount of such costs and the line item or items on the income statement that include them.”

We classified shipping and handling costs for e-commerce as cost of sales, and supplementally advise the Staff that such costs represented less than 0.1% of our cost of sales for fiscal 2015. Accordingly, we determined that shipping and handling costs for e-commerce were not significant. Since shipping and handling costs were not significant and were included in cost of sales, based on the aforementioned guidance neither the amounts of such costs nor the line items on the income statement that include them were disclosed. Furthermore, e-commerce net sales for fiscal 2015 were not material.

However, to add clarity we will disclose in future filings our policy election for classification of shipping and handling costs for e-commerce as indicated in ASC 605-45-50-2. In future filings, we will add additional language to our “Revenue Recognition” disclosure as follows (new language in bold):

“The Company recognizes revenue from retail sales at the point of sale through its retail stores. For e-commerce sales, revenue is recognized when the merchandise is delivered to the customer. Shipping and handling fees, when billed to the customers for e-commerce sales, are included in net sales and the related shipping and handling costs are included in cost of sales.”

5.	Please tell us whether gift cards are sold with expiration dates. To the extent your gift cards do not contain expiration dates, disclosure of this fact may be pertinent in future filings.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that our gift cards do not carry expiration dates. In future filings, we will add disclosure to the “Revenue Recognition” policy note similar to the following:

“The Company does not sell gift cards that carry expiration dates.”

(9) Income Taxes, page F-18

6.	Please explain to us the nature of the item entitled “Federal liability on state deferred tax assets”. Explain its relationship to the deferred tax assets contained in this disclosure.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that the “Federal liability on state deferred tax assets” as of January 3, 2016 represents the federal deferred tax liability that results from the state deferred tax assets. This is consistent with ASC 740-10-55-20 which states that “state income taxes are deductible for U.S. federal income tax purposes and therefore a deferred state income tax liability or asset gives rise to a temporary difference for purposes of determining a deferred U.S. federal income tax asset or liability, respectively.” As of January 3, 2016, the “Federal liability on state deferred tax assets” of $2,683,000 represents our state deferred tax assets of $7,667,000 multiplied by the federal tax rate of 35% ($7,667,000 x 35% = $2,683,000).

Form 10-Q for the Fiscal Quarter Ended April 3, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

7.

You indicate on page 18 that merchandise margins decreased 86 basis points as compared to the same period in the prior year. Please explain in your response, and discuss in future filings, the reason(s) for the additional decrease in gross margin from 31.5% to 30.3% between the same periods.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that the additional decrease in gross margin for the first quarter of fiscal 2016 compared to the same period last year resulted mainly from an unfavorable increase in store occupancy expense of 37 basis points as a percentage of sales primarily from the deleveraging effect of lower net sales on relatively even store occupancy expense for the period. In future filings, we will ensure that our future discussion of items comprising gross margin quantifies the amount and the reason for material fluctuations from the prior year.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your time and suggestions. Should you have any questions or comments concerning this letter, please do not hesitate to contact me directly at (310) 297-7711.

Sincerely,

Big 5 Sporting Goods Corporation

By:	/s/ Barry D. Emerson
Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer

cc: Ms. Melissa Blume, Staff Accountant, Securities and Exchange Commission